UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Ocean Resources, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

674897103

(CUSIP Number)

Hawkley Trust
Shoreline Services Ltd, Trustee
P.O. Box 582
Charlestown, Nevis
Leeward Islands
8694695500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 23, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 674897103

1.	Name of Reporting Person: Hawkley Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Nevis

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,205,664

		8.	Shared Voting Power: 1,225,005

		9.	Sole Dispositive Power: 3,205,664

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,430,669

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.8%

14.	Type of Reporting Person (See Instructions): OO

Item 1. Security and Issuer

This statement relates to the common stock, $0.0001 par value per share (“Common Stock”) of Ocean Resources, Inc. (the “Issuer”). The principal executive offices of the Issuer are presently located at 2705 Canton Street, Dallas, Texas 75226.

Item 2. Identity and Background

This statement is filed by Hawkley Trust, a Nevis international trust. Hawkley Trust’s principal business is the ownership and holding of investment securities as a family trust. The address of its principal office is P.O. Box 582, Charlestown, Nevis, Leeward Islands.

During the last five years, Hawkley Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Hawkley Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The source of funds used to purchase the securities was working capital of Hawkley Trust. Hawkley Trust used approximately $900,000 of its working capital to purchase the shares of common stock of Ocean Resources, Inc., in a combination of private transactions and open market transactions.

Item 4. Purpose of Transaction

All securities of the Issuer owned by Hawkley Trust have been acquired by Hawkley Trust for investment purposes only.

Item 5. Interest in Securities of the Issuer

(a)	Hawkley Trust owns 4,430,619 shares of Ocean Resources, Inc. common stock. The Ocean Resources, Inc. securities owned by Hawkley Trust represent approximately 15.8% of the issued and outstanding shares of Ocean Resources, Inc. common stock.

(b)	Hawkley Trust has sole power to vote 3,205,664 of the shares of Ocean Resources, Inc. common stock, and shared power to vote 1,225,005 of the shares of Ocean Resources, Inc. common stock. Hawkley Trust has sole power to dispose of 3,205,664 of the shares of Ocean Resources, Inc.

The power to vote 1,225,005 of the shares of Ocean Resources, Inc. common stock is shared with Philip Jernigan, a Canadian citizen whose occupation is student and whose business address is #512 — 1489 Marine Drive, West Vancouver, British Columbia, Canada. During the last five years, Philip Jernigan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Philip Jernigan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)	During the past sixty days, Hawkley Trust acquired 14,000 shares of the common stock of Ocean Resources, Inc. in two separate open market transactions, acquiring 8,000 shares on November 5, 2003 at $0.32 per share and 6,000 shares on November 19, 2003 at $0.29 per share.

(d)	As a beneficiary of the Hawkley Trust, all of the proceeds of a sale of 1,225,005 of the shares of common stock of Ocean Resources, Inc. will be allocated to the account of Philip Jernigan.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	November 8, 2003

Signature	/s/ Joan Nesbitt

Name/Title	Shoreline Services Ltd, Trustee

	Printed Name:	Joan Nesbitt

	Title:	Managing Director